October 4, 2022
   File No. 001-09973

VIA EDGAR

Eric McPhee
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
The Middleby Corporation

Form 10-K for Fiscal Year Ended January 1, 2022

Filed March 2, 2022

File No. 001-9973









Dear Eric McPhee:

Set forth below is the response of The Middleby Corporation (the "Company") to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 28, 2022 (the "Comment Letter"), regarding the Company's Form 10-K for the fiscal year ended January 1, 2022, filed on March 2, 2022 (the "Form 10-K").

The Company's response to the Comment Letter is preceded by the Staff's comment in its entirety, with the Company's corresponding response set forth immediately following.


Form 10-K for the year ended January 1, 2022

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 28

1.	We note your disclosure on page 16 that you have
experienced disruptions to parts of your supply chain as a result of COVID-19. We further note disclosure in your 10-
Q for the quarterly period ended June 30, 2022 regarding inflationary impacts to your inventory. Please discuss in future filings whether supply chain disruptions or inflation have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise also to discuss in future filings any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

We have reviewed and acknowledge the Staff's comments. In response, the Company respectfully advises the Staff that in our future filings commencing with our quarterly report on Form 10-Q for the quarter ended October 1, 2022, and to the extent applicable, the Company will discuss whether supply chain disruptions or inflation have materially affected our outlook or business goals. The disclosures, if applicable, will specify whether these challenges have materially impacted our results of operations or capital resources and quantify, to the extent possible, how our sales, profits, and/or liquidity have been impacted. Additionally, we will disclose, as applicable, any known trends or uncertainties resulting from the Company's supply chain disruption and inflation mitigation efforts. We will explain, to the extent applicable, whether such mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

If you have any questions or concerns, wish to discuss, or require clarification on any of the matters addressed herein, please do not hesitate to contact me at your convenience.

Very truly yours,



/s/ Bryan E. Mittelman
Chief Financial Officer